Exhibit 99.1

PRESS RELEASE Regulated information 17 May 2023 – 13:00 pm CET

EURONAV GENERAL SHAREHOLDERS

MEETING RESULTS

ANTWERP, Belgium, 17 May 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) is pleased to announce that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2022, as well as the gross distribution of USD 1.10 per share covering fiscal year 2022. All other resolutions proposed by Euronav’s Supervisory Board have also been approved.

Election of new members of the Supervisory Board

The General Meeting approved the appointment of both Mrs Julie De Nul and Mr Ole Henrik Bjørge as independent directors for terms of two years. Mr Carl Trowell and Mrs Anita Odera having come to the end of their terms decided not to stand for re-election.

Changes in Management Board

The Supervisory Board further announces that Egied Verbeeck, General Counsel, is stepping down with immediate effect from the management board of Euronav by mutual agreement. Egied joined Euronav in 2006 and has been instrumental in building the company into the largest independent crude tanker platform in the world through multiple corporate transactions, including the Company’s listing on the NYSE. The Supervisory Board wishes to thank Egied for his contribution. Egied will remain available to support a smooth transition until the beginning of July.

Distribution to Shareholders

The Supervisory Board outlined with the full year results on 31 March 2023 a proposal to the Annual Shareholders’ Meeting of 17 May 2023 to distribute a full year gross return in the amount of USD 1.10 per share to all shareholders. This payout will be a combination of a dividend and mainly a repayment from the share issue premium.

COUPON 32 & 33:

Ex-dividend date	1 June 2023
Record date	2 June 2023
Payment date	13 June 2023

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Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 770 368 4996

Email: IR@euronav.com

Announcement of Q2 Earnings 2023: 3 August 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels.

PRESS RELEASE Regulated information 17 May 2023 – 13:00 pm CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties